Exhibit 99.81

SECOND AMENDMENT TO

OPTION AGREEMENT

(California Option Assets)

THIS SECOND AMENDMENT TO OPTION AGREEMENT (this “Amendment”) dated effective as of February 20, 2021 (the “Amendment Date"), is made by and among CEFF Camarillo Property, LLC, a Delaware limited liability company (“CEFF Camarillo Propco”), CEFF Camarillo Holdings, LLC, a Delaware limited liability company (“CEFF Parent,” and, together with CEFF Camarillo Propco, the “CEFF Parties”), and Glass Investments Projects, Inc., a Delaware corporation (the “Option Holder”), to amend the Option Agreement, dated as of December 28, 2018, as amended by that certain First Amendment to Option Agreement, dated as of March 23, 2020 (collectively, the “Agreement”). Capitalized terms used but not defined herein shall have the meanings give to such terms in the Agreement.

RECITALS

WHEREAS, the CEFF Parties and the Option Holder entered into the Agreement on the premises set forth therein whereby the CEFF Parties granted to the Option Holder the Option to purchase either the California Option Assets or the CEFF Camarillo Propco Equity;

WHEREAS, the California APA Closing Date (as defined in the Agreement) occurred on January 31, 2019; and

WHEREAS, pursuant to the terms of the Agreement, the Capital Multiplier was specified to increase from 1.479 to 1.619 on the second (2nd) anniversary of the California APA Closing Date (the “Capital Multiplier Step-Up”), subject to the effects of Section 1.2 of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.            Diligence Period. From the Amendment Date until the expiration of the Inspection Period (as defined below), the Camarillo Buyer shall be entitled to perform customary due diligence investigations with respect to the California Option Assets in accordance with applicable terms of the Agreement, as amended by this Amendment, and the CEFF Parties will reasonably cooperate with the Camarillo Buyer in an attempt to resolve any and all diligence-related issues; provided, however, that during the Contingency Period (as defined below) any oral or written communication by the Camarillo Buyer, the Option Holder, or their respective agents and Affiliates with (i) any Governmental Authority or other third party (other than the Camarillo Buyer, the Option Holder or their respective agents and Affiliates) or (ii) any employee of the CEFF Parties or their respective Affiliates, will in each case require the prior e-mail consent of either the CEFF Parent or, in the case of any employee of California OpCo, the Chief Executive Officer of California OpCo; provided, however, that no such prior or other consent shall be required for customary diligence inquiries made with Governmental Authorities for zoning or code compliance information (but specifically excluding any inquiries pertaining to entitlements or zoning clearances related to the Cannabis Use (as defined below) or any disclosure of prospective changes to the use of the Property). “Inspection Period” means the period that begins on the Amendment Date and ends on the date that is the earliest to occur of (i) the termination of the Agreement, (ii) the Outside Date (as amended by Section 3 below), or (iii) the closing of the transactions contemplated by the Definitive Property PSA (the “Closing”). In connection with the foregoing, the CEFF Parties agree to execute the Exercise Notice and provide Option Holder and the Camarillo Buyer with a copy of the same no later than two (2) calendar days after the date of this Amendment.

2.            Earnest Money Deposit. Section 2.3(e)(ii) of the Agreement shall be amended by replacing “Twenty Million Dollars ($20,000,000)” with “(A) no later than three (3) Business Days after the Trigger Date, Two Million Dollars ($2,000,000), and (B) no later than three (3) Business Days after the expiration of the Contingency Period, Eight Million Dollars ($8,000,000)”. Such deposits shall be made pursuant to the terms of a real estate industry standard escrow agreement (The “Escrow Deposit Agreement”), executed among CEFF Parent, the Camarillo Buyer and Escrow Holder (as defined below), which shall provide that CEFF Parent and the Camarillo Buyer shall cause the Escrow Holder to release (i) such $2 million deposit to the Camarillo Buyer immediately after the Camarillo Buyer (or GH Group, Inc., a Delaware corporation (“Glass House”), or Mercer Park Brand Acquisition Corp, a British Columbia corporation (“Mercer Park”)), advises CEFF Parent in writing prior to the expiration of the Contingency Period (as defined below) that the Camarillo Buyer has elected, for any or no reason (and in the sole and absolute discretion of Glass House, Mercer Park or Camarillo Buyer), not to proceed with the transaction contemplated by the Agreement, the Definitive Property PSA (as defined below), the Camarillo Acquisition Agreement (as defined below), or the Definitive Option PSA (as defined below), (ii) such $10 million deposit (in total) to the Camarillo Buyer if less than all of the CB Closing Conditions (as defined below) have been satisfied in all material respects by the Outside Date (it being agreed, however, that the Camarillo Buyer shall have the right, but not the obligation, to waive any one or more of the CB Closing Conditions); and (iii) such $10 million deposit to CEFF Parent (for allocation to CEFF Parent and the Option Holder in accordance with the terms of the Agreement) if all of the following are satisfied in all material respects by the Outside Date and the Closing does not occur on or prior to the Outside Date: (x) neither the Agreement, the Definitive Property PSA, the Camarillo Acquisition Agreement, nor the Definitive Option PSA shall have been previously terminated by the Option Holder or the Camarillo Buyer pursuant to and in accordance with any right of termination that the Option Holder or the Camarillo Buyer may have under the Agreement, the Definitive Property PSA or the Definitive Option PSA, and (y) all CB Closing Conditions shall have been satisfied in all material respects in accordance with their respective terms. For purposes hereof:

(a)             “Camarillo Acquisition Agreement” shall have the meaning assigned to such term in that certain letter agreement of even date herewith between Option Holder and the Camarillo Buyer.

(b)            “Contingency Period” means the period that begins on the date the CEFF Parties shall have countersigned and delivered to the Option Holder the Exercise Notice (the “Trigger Date”) and ends at 5:00 pm Pacific time on the date that is thirty (30) days after the Trigger Date, unless extended by mutual agreement of the parties.

(c)             “CB Closing Conditions” means, collectively, all of the closing conditions set forth on Exhibit A hereto, all of which are hereby agreed to by each of the parties solely for the benefit of the Camarillo Buyer.

(d)            “Definitive Option PSA” shall have the meaning assigned to such term in the Camarillo Acquisition Agreement.

(e)             “Definitive Property PSA” means that certain purchase and sale agreement and related Definitive Documents contemplated by Section 2.4 of the Agreement between CEFF Parent and Option Holder (all of which each of the parties hereto covenants in good faith to negotiate and attempt to finalize prior to the expiration of the Contingency Period). In connection therewith, the parties hereto further agree that the Definitive Property PSA shall: (i) contain customary representations, warranties, limitations of liability, pre-closing covenants, closing conditions, and other conditions consistent with the terms and conditions of the Agreement, as amended by this Amendment, legally-enforceable liquidated damages provisions with respect to the deposit described in Section 2 above (which shall provide that such deposit or any portion thereof shall be the CEFF Parties’ sole and exclusive remedy against Option Holder, Camarillo Buyer, Glass House, Mercer Park, and their respective Affiliates, in the event the Closing does not occur as a result of any default by the Camarillo Buyer), allocation of the title insurance premiums and escrow closing costs in accordance with the Agreement, as amended by this Amendment, a closing condition that the CEFF Parties must pay off and satisfy all monetary Liens that they have caused to encumber the California Option Assets (other than any Liens which are the responsibility of Option Holder under the Agreement or the Camarillo Buyer under the Definitive Property PSA), and post-closing covenants reasonable and customary for commercial real estate transactions substantially comparable to the transaction contemplated hereby; and (ii) without any additional or further consent from CEFF Parties, be assignable by Option Holder to the Camarillo Buyer on or after the date the Camarillo Buyer elects in its sole discretion, pursuant to the Camarillo Acquisition Agreement or the Definitive Option PSA, to take an assignment of Option Holder’s rights and obligations under the Agreement. For the avoidance of doubt, the parties agree that the execution of the Definitive Property PSA by both CEFF Parent and the Option Holder shall be a condition of extending the Inspection Period beyond the Contingency Period. Notwithstanding anything to the contrary contained in this Amendment or the Agreement, if the Definitive Property PSA or the License Occupancy Agreement (as defined below) is not executed on or before the expiration of the Contingency Period (including any extensions mutually agreed by the parties), then this Amendment shall become null and void and of no effect immediately after the expiration of the Contingency Period; provided, however, that the foregoing shall not adversely affect the rights of the Camarillo Buyer with respect to the deposit as provided in Section 2 above or in the Escrow Deposit Agreement (all of which rights shall survive this Amendment becoming null and void).

3.            Outside Date. The Outside Date shall be revised to mean August 20, 2021 with respect to the contemplated transaction with the Camarillo Buyer, unless otherwise extended by mutual agreement of the parties. This Amendment shall only apply to a transaction occurring on or prior to the Outside Date whereby Glass House or Mercer Park, or any of their respective Affiliates (or any other entity approved in writing by CEFF Parent), is the Camarillo Buyer. In a case where any other party is the Camarillo Buyer, or any transaction occurs following the Outside Date (but specifically excluding any delays in Closing extending beyond the Outside Date due to a breach by one or more of the CEFF Parties), this Amendment and the Definitive Property PSA shall be null and void and of no effect and the Asset Option under Section 2.3 of the Agreement shall automatically revert to GIPI (with this Amendment becoming automatically null and void) without further action of the parties and all rights of GIPI shall be reserved thereunder.

4.            Deletion of Current Capital Multiplier; Purchase Price. Notwithstanding anything in this Amendment or the Agreement that may be construed to the contrary, the Capital Multiplier Step-Up shall be null and void if, with respect to any Exercise Notice delivered to the CEFF Parties as contemplated by Section 1 above, the Camarillo Buyer posts with the Escrow Holder the $10 million deposit set forth in Section 2.3(e)(ii)(B) of the Agreement (as amended by Section 2 above) as follows: (x) $2 million no later than three (3) Business Days after the Trigger Date; and (y) the balance of the $10 million deposit (i.e., $8 million) no later than three (3) Business Days after the expiration of the Contingency Period. In the event that the foregoing deletion of the Capital Multiplier Step-Up shall have occurred, then the Purchase Price payable at the Closing to CEFF Camarillo PropCo for the California Option Assets shall be $118,890,000.00. For the avoidance of doubt, the Capital Multiplier Step-Up shall continue to apply if (a) the Camarillo Buyer is an entity other than Glass House or Mercer Park, or any of their respective Affiliates (or any other entity reasonably approved in writing by CEFF Parent), or (b) the Closing does not occur on or prior to the Outside Date (as amended by Section 3 above). For the further avoidance of doubt, the Capital Multiplier Step-Up shall not continue to apply if the Closing does not occur on or prior to the Outside Date due to a breach by any of the CEFF Parties under the Agreement, as amended by this Amendment, or the Definitive Property PSA. Notwithstanding the provisions of this Amendment or the Agreement that may be construed to the contrary, if the Camarillo Buyer is ready, willing and able to close but for an Entitlement Condition (as defined below) is not satisfied prior to the Outside Date or if the Camarillo Buyer reasonably determines that it is unlikely that the Entitlement Condition will be satisfied before the Outside Date notwithstanding the diligent efforts of the Camarillo Buyer, then the parties hereto agree to negotiate in good faith to reach agreement on commercially reasonable terms and conditions pursuant to which the Outside Date would be extended only by mutual agreement of the parties, with each party acting in its sole discretion, to allow the Camarillo Buyer the reasonable opportunity to satisfy the Entitlement Condition in the period of time as agreed by the parties.

5.            Escrow Holder/Title Company. Peninsula Escrow (Rancho Palos Verdes, California office) shall be the escrow holder  (“Escrow Holder”) and Orange Coast Title shall be the Title Company; provided, however, that if the Option Holder or the Camarillo Buyer determines that a change in Title Company is necessary for the issuance of any title policies contemplated hereby, then such party shall designate a new Title Company subject to the consent of the CEFF Parties, such consent not to be unreasonably withheld, conditioned or delayed.

6.            Governing Law. This Amendment shall be governed by and construed in accordance with the laws of New York, excluding any laws thereof which would direct application of law of another jurisdiction.

7.            Termination of Non-Compete; License/Occupancy Agreement; Cessation of Capital Improvements. California OpCo shall terminate its current non-compete agreement with Cornelius (Casey) Houweling and his affiliates (collectively, “Houweling”) on or before the date of the Closing. Further, California OpCo shall be afforded up to fourteen (14) weeks following the date of the closing (the “Holdover Period”) to harvest, remove and liquidate any vine crops (tomatoes, cucumbers and peppers) (the “Existing Crop Inventory”) existing at the land upon which the Project is located (the “California Land”) without obligation to pay any rent or license fees (including base rent or performance rent) or any portion of the Camarillo Buyer’s commercial liability, property and casualty insurance costs for insuring the California Land and the Facility (but with obligation to pay its full and proportionate share of all other use, occupancy, secured property taxes, operating expenses and maintenance costs attributable to the use, occupancy, or damage done by California OpCo during such period with respect to the portion of the California Land and the Facility occupied by or used in connection with the Existing Crop Inventory); provided, however, that California OpCo enter into, on or prior to the end of the Contingency Period, a license agreement or similar occupancy agreement with the Camarillo Buyer to allow for such activities at the California Land, which agreement shall contain typical and customary indemnities and covenants on the part of California OpCo (but shall not require any type of occupancy or use fee) for the benefit of the Camarillo Buyer, provided such indemnities and covenants shall not be materially more onerous than those certain indemnities and covenants provided by California OpCo under the Master Lease, shall not limit the Camarillo Buyer’s ability to complete necessary capital improvements to the California Land (for conversion to commercial cannabis use) that do not materially interfere with the Existing Crop Inventory, and shall otherwise be in form and substance reasonably acceptable to the Camarillo Buyer and California OpCo (the “License/Occupancy Agreement”). In addition to the foregoing, effective upon the Trigger Date, and for so long as this Amendment remains in effect as contemplated by Section 3 of this Amendment, California OpCo shall cease, and refrain from performing, any activities on the California Land that are in the nature of capital improvements except for those ongoing capital improvements that have been previously disclosed to the Camarillo Buyer and any other capital improvements reasonably necessary to mitigate or stop an imminent and material threat to human health and public safety. The satisfaction of each of the covenants set forth in the foregoing provisions of this Section 7 shall also constitute conditions to Closing solely for the benefit of the Camarillo Buyer.

8.            Other Provisions. In the event of any conflict between this Amendment and the Agreement, the provisions of this Amendment shall control. The Agreement, as amended by this Amendment, remains in full force and effect. The provisions of Sections 8.2, 8.7, 8.8, 8.10, 8.12 and 8.13 of the Agreement shall apply, mutatis mutandis, to this Amendment. Notwithstanding anything to the contrary contained in this Amendment, until such time as is specified in the Camarillo Acquisition Agreement, Mercer Park shall have no binding obligations hereunder, but shall have the rights specified herein.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the Amendment Date.

CEFF PARTIES:

CEFF CAMARILLO PROPERTY, LLC

By:	EqCEF I, LLC, its manager

By:	/s/ R.Thomas Amis
Name:	R.Thomas Amis
Title:	Principal

CEFF CAMARILLO HOLDINGS, LLC

By:	EqCEF I, LLC, its manager

By:	/s/ R.Thomas Amis
Name:	R.Thomas Amis
Title:	Principal

OPTION HOLDER:

GLASS INVESTMENTS PROJECTS, INC.

By:	/s/ Jeanette Lombardo
Name:	Jeanette Lombardo
Title:	Chief Executive Officer

CAMARILLO BUYER:

GH CAMARILLO LLC

By:	/s/ Kyle D. Kazan
Name:	Kyle D. Kazan
Title:	Authorized Signatory

[Signature Page to Second Amendment to Option Agreement]

ACKNOWLEDGED AND AGREED:

MERCER PARK BRAND ACQUISITION CORP.

By:	/s/ Louis Karger
Name: Louis Karger
Title: Chief Executive Officer

HOUWELING NURSERIES OXNARD, INC.

By:	/s/ Kevin Doran
Name: Kevin Doran
Title: President

[Signature Page to Second Amendment to Option Agreement]

Exhibit A

CB Closing Conditions

Notwithstanding anything in the Agreement that may be construed to the contrary, the following shall be conditions precedent to the obligations of the Option Holder or the Camarillo Buyer to proceed with the Closing pursuant to the Agreement, the Definitive Property PSA and the Definitive Option PSA:

(i)            The Entitlement Condition (as defined below) shall have been satisfied prior to the date that is thirty (30) days prior to the Outside Date, unless extended by mutual agreement of the parties;

For purposes hereof, “Entitlement Condition” means the occurrence of the following:

(x)             the approval, issuance or certification, as the case may be, by applicable state and local governmental agencies and authorities of all entitlements, approvals, licenses and permits necessary for the operation of the California Option Assets (i.e., 5 million square feet of existing greenhouses) for Cannabis Use (as defined below);

(y)            the approval, issuance or certification, as the case may be, by applicable state and local governmental agencies and authorities of all discretionary entitlements, approvals, permits and amendments and modifications thereto necessary to (A) increase the capacity or occupancy of the California Land as may be required for the Cannabis Use, and (B) complete the construction of improvements to the California Land in accordance with conceptual plans disclosed by the Camarillo Buyer to the CEFF Parties prior to the expiration of the Contingency Period;

(z)             In the event of any timely made appeal or legal challenge being pursued (whether by administrative appeal, lawsuit or otherwise) before a governmental authority or court of competent jurisdiction with respect to the issuance of one or more of the above-described entitlements, approvals and permits (each, an “Entitlement Appeal”), upon the final resolution of any such Entitlement Appeal in favor of the Camarillo Buyer (whether by final judgment, dismissal with prejudice, dismissal of any appeal, settlement or otherwise);

(ii)           No governmental moratorium shall have been enacted and is continuing with respect to the cultivation, processing, packaging and storage of cannabis and that would apply to all or any “material” portion of the California Option Assets (collectively, the “Cannabis Use”), it being agreed that a portion of the California Option Assets shall be deemed “material” if the surface land area of such portion comprises three percent (3%) or more of the aggregate surface land area of the Property;

(iii)          The Title Company shall be irrevocably committed to issue an Optionee’s Policy to Title Insurance in favor of Glass Investments Projects, Inc., a Delaware Corporation (“GIPI”), or the Camarillo Buyer, as the case may be, insuring that such party is, as of the date of issuance, the holder of the Asset Option, with a liability limit in the amount of the purchase price payable by the Camarillo Buyer to GIPI for the Asset Option, and which contains no exceptions to coverage other than (x) Permitted Liens which have been recorded against the California Option Assets prior to the expiration of the Contingency Period; and (y) any other Liens approved or consented to in writing by the Camarillo Buyer in its sole and absolute discretion;

Exhibit A

(iv)         The Definitive Documents shall contain a provision to the effect that any legal entities which owned or controlled the California Option Assets immediately prior to the Closing are subject to audit pursuant to U.S. PCAOB auditing standards for the three (3) fiscal years immediately preceding the Closing, at the Camarillo Buyer’s or its Affiliate’s sole expense (or such lesser number of fiscal years corresponding to the time periods such entities have been in existence);

(v)          The Master Lease shall have been terminated pursuant to a form of termination agreement satisfactory to the Camarillo Buyer; provided, however, that the parties hereto acknowledge that the termination of the Master Lease requires the consent of the Lessee, which consent is conditioned upon (i) the reasonable cooperation of the parties with respect to the timely satisfaction of the conditions precedent set forth on this Exhibit A, and (ii) the grant of rights in favor of California OpCo pursuant to the License Agreement;

(vi)         GIPI, as the seller, and the Camarillo Buyer, as the purchaser, shall be in a position to close the sale to the Camarillo Buyer of the Asset Option in accordance with the Definitive Documents (including the Definitive Option PSA) immediately prior to the closing (or any such earlier date as may be exercisable by the Camarillo Buyer under the Definitive Option PSA) as it pertains to the transaction contemplated by the Definitive Property PSA and the Definitive Option PSA; and

(viii)       No material breach on the part of any of the CEFF Parties shall have occurred and remains uncured under the Agreement or the Definitive Property PSA.

If less than all of the foregoing conditions precedent shall have been satisfied in the time and manner provided above, unless otherwise waived in writing by the Camarillo Buyer in its sole discretion, then the Camarillo Buyer may elect, by written notice to the Option Holder and the CEFF Parties, not to proceed with the transactions contemplated by the Agreement, the Definitive Option PSA and/or the Definitive Property PSA, in which event (i) the Camarillo Buyer shall have no further liability or obligation under the Agreement, the Definitive Option PSA, or the Definitive Property PSA, (ii) the CEFF Parties shall have no further liability or obligation under the Definitive Property PSA, (iii) as a covenant that shall survive any termination of the Agreement, the Definitive Option PSA or the Definitive Property PSA, the entire $10 million deposit shall be immediately returned to the Camarillo Buyer, and (iv) the option rights under the Agreement shall automatically revert to the Option Holder without further action of the parties and the original terms of the Agreement, as amended (other than with respect to this Amendment), shall continue to apply.

Exhibit A